82-34635

Singer N.V.
De Ruyterkade 62
Curacao, Netherlands Antilles

May 23, 2002

02034294

02 MAY 23 AM 10:1

Securities And Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir,

Re: SINGER N.V.
Exemption Number 82-5225

On behalf of Singer N.V. (the "Company"), we are furnishing to the Securities and Exchange Commission (the "Commission") herewith, pursuant to Rule 12g3-2(b)1(i) of the General Rules and Regulations (the "Exchange Act Rules") promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act"), the documents listed below. Such documents are furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act. The Company is a "foreign private issuer" within the meaning of Rule 3b-4(c) of the Exchange Act Rules.

Attached is the Interim Report of Foreign Private Issuer of Singer N.V. dated May 23, 2002 and the documents referred to therein.

Please have the enclosed copy of this letter date stamped and returned to the undersigned in the enclosed stamped, self-addressed envelope.

Very truly yours,

B. Wybraniec

Barbara Wybraniec
Administrative Assistant

dw 5/29

Enclosures.

Exemption No. 82-5225

Interim Report of Foreign Private Issuer

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated May 23, 2002

Exemption No. 82-5225

Exhibit Index to Interim Report

Exhibit No.

1.	Press Release dated May 23, 2002
2.	Quarterly Report of Singer N.V. for the quarter ended March 31, 2002

EXHIBIT NO. 1

EXEMPTION NO. 82-5225

FOR IMMEDIATE RELEASE
May 23, 2002

INFORMATION CONTACT
Barbara Wybraniec at (917) 534-5373

SINGER N.V. ANNOUNCES RESULTS FOR FIRST QUARTER ENDED MARCH 31, 2002
Results Show Continuing Profitability

May 23, 2002, Curacao, Netherlands Antilles

Singer N.V. ("Singer" or the "Company") announced today its results for the first quarter of 2002.

For the first quarter of 2002, ended March 31, 2002, the Company reported consolidated revenues of $105.2 million. This compares to revenues of $108.6 million for the first quarter of 2001, a decline of $3.4 million or 3.1%. The decrease was primarily due to the economic slowdown in several important markets and the weakening of their currencies against the U.S. dollar. Revenues of Singer's 48%-owned Thailand affiliate amounted to $23.6 million for the quarter, a 3.5% increase from the prior year; these sales are not included in consolidated revenues. The Company's revenues for the first quarter of 2002 included $8.4 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the first quarter of 2001 were $7.9 million and $1.4 million, respectively.

Gross profit for the three months ended March 31, 2002 was $39.6 million, representing a gross margin of 38%. This compares to a gross profit of $42.4 million and a gross margin of 39% for the same period in 2001. The decline in gross margin was due primarily to lower margins in the Mexico Retail operations as a result of changes in the sales mix and a slight decrease in Sewing segment margins.

Selling and administrative expenses at $32.8 million were $0.9 million below the prior year amount, primarily due to the reduction of amortization expense relating to goodwill and intangible assets. Operating income for the 2002 and 2001 quarters were $6.9 million and $8.7 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $8.6 million and $12.6 million, respectively. Interest expense was $5.3 million in the first quarter of 2002 as compared to $7.3 million in the prior year. The $2.0 million decrease in interest expense was due to lower interest rates and decreased borrowings.

The Company's net income for both the first quarter of 2002 and of 2001 were $0.6 million.

Effective January 1, 2002, the Company adopted accounting standard, FASB No. 142, accounting for "Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the "Singer" trademark and most other intangible assets, subject, however, to any periodic adjustment that may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. This reduced amortization expense to nil in the first quarter of 2002, or by $1.3 million as compared to the prior year.

Singer's Retail operations, which include the provisions of consumer credit, accounted for 72% of Singer's first quarter revenues (taking into account the revenues of its non-consolidated affiliate in Thailand) and 60% of operating earnings before corporate costs, eliminations and amortization of intangibles. Particularly strong contributors to this segment were the retailing businesses in Mexico, Thailand, Sri Lanka and Bangladesh. The Company's consolidated results and the results for the Retail segment were negatively impacted by poor performance in Greece, reflecting the economic slowdown in that country and the operation's cash flow constraints.

The Company's Sewing business accounted for 28% of the Company's first quarter revenues and 40% of operating income. The Sewing marketing operation in the United States was an especially strong contributor to this segment. While the Company's consolidated results and the results for the Sewing segment continued to be negatively impacted by the economic crisis in Turkey, both revenue and net income in Turkey improved for the first quarter of 2002 as compared to the prior year.

Continued Profitability

Mr. Stephen H. Goodman, Singer N.V.'s President and CEO noted, "While we are pleased by our continued profitability in the first quarter of 2002, representing the sixth consecutive profitable quarter since the conclusion of our successful Chapter 11 reorganization in September 2000, we are disappointed by the failure to grow revenue and net income. To meet the challenge of economic and currency weakness in many of the markets in which we operate and global excess capacity resulting in heightened competition, we intend to push forward for the remainder of 2002 with our growth and strategic initiatives, while continuing to emphasize cost control. We continue to have confidence that the consistent execution of our recovery plan, supplemented by continued control of our selling and administrative expenses, will result in continued profitability in 2002."

New Independent Auditors

The Company's Audit Committee and Board of Directors have engaged KPMG LLP as the Company's new independent auditors. KPMG will replace Arthur Andersen LLP as the independent auditors for the Company to perform the audit of the Company's financial statements for the current fiscal year, ending December 31, 2002.

The decision to change auditors was not the result of any disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. "While Arthur Andersen has provided us with high quality audit service and we appreciate the excellent work they have done for Singer," said Stephen H. Goodman, "we believe it was in Singer's best interest to change auditors at this time."

Share Distribution

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Singer's predecessor company.

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

About Singer N.V.

Effective September 2000, as a result of the successful Chapter 11 reorganization, Singer became the parent of several operating companies formerly owned by The Singer Company N.V., as well as acquiring ownership of the SINGER brand name, one of the most widely recognized and respected trademarks in the world. Through its operating companies, Singer is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the distribution through retail stores and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home. The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 28% (excluding China, the former Soviet Republics and Eastern European countries).

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2001 and for the three months ended December 31, 2000 together with the Auditor's Report thereon; the

2001 Disclosure Statement and Report dated May 2002, and the prior Disclosure Statement and Report dated September 2001; and copies of all press releases since the conclusion of the Chapter 11 proceedings in September 2000 may be found at the Company's financial website, www.singernewsonline.com.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact Barbara Wybraniec at 1 (917) 534-5373.

SINGER N.V.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
(in thousands of US dollars)

	(Unaudited) Three Months Ended March 31, 2002	(Unaudited) Three Months Ended March 31, 2001
Revenues	$105,179	$108,572
Cost of revenues	65,561	66,150
Gross profit	39,618	42,422
Selling and administrative expenses	32,761	33,722
Operating income	6,857	8,700
Other income (expense):		
Interest expense	(5,248)	(7,344)
Equity in earnings from operating affiliates	595	678
Other, net	(225)	449
Total other income (expense)	(4,878)	(6,217)
Income before provision for income taxes and minority interest	1,979	2,483
Provision for income taxes	1,056	1,612
Minority interest share in income	(341)	(230)
Net income	582	641
Dividends on preferred shares	275	275
Net income applicable to common shares	$ 307	$ 366
Supplementary information:		
EBITDA	$ 8,597	$ 12,584

SINGER®

QUARTERLY REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

For the Quarterly Period Ended March 31, 2002

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

On November 11, 2001, the Singer Creditor Trust made an initial distribution of the Common Shares of Singer N.V. to the holders of allowed, general unsecured claims against Old Singer.

The Company's common shares are not currently listed on any U.S. or overseas security exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or any similar trading system, nor is such listing likely in the near future. Price quotations for the Company's common shares became available on the "Pink Sheet" quotation service under the symbol, "SNGR" in March 2002. It is anticipated that brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions that no assurance can be given that expectation reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, undue reliance should not be placed on such forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and no assumption should be made to the contrary. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, Mexico and the Caribbean, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and seeking and obtaining additional or replacement financing or successfully renegotiating with creditors under the credit facilities; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

SINGER N.V.

INDEX

PART I **Page**

Financial Information:

PART II

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

MARCH 31, 2002 and MARCH 31, 2001 (Unaudited)
(in thousands of US dollars, except share and per share amounts)

	March 31, 2002	March 31, 2001
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 14,635	$ 11,550
Accounts receivable, net	120,595	117,625
Inventories, net	78,780	89,277
Other current assets	12,838	12,038
Total current assets	226,848	230,490
Investment in operating affiliates	26,626	26,500
Property, plant and equipment, net	66,478	70,673
Intangible assets	139,949	143,988
Other assets	22,174	26,433
Total assets	$ 482,075	$ 498,084
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 57,204	$ 59,812
Accounts payable and accrued liabilities	101,458	143,568
Current portion of long-term debt	40,415	82,186
Total current liabilities	199,077	285,566
Long-term debt	111,283	73,852
Other non-current liabilities	66,727	41,252
Total liabilities	377,087	400,670
SHAREHOLDERS' EQUITY:		
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2002 and 2001	18,650	17,550
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828 in 2002 and 2001	81	81
Additional paid-in capital	80,919	80,919
Retained earnings	9,016	1,104
Accumulated other comprehensive loss	(3,678)	(2,240)
Total shareholders' equity	104,988	97,414
Total liabilities and shareholders' equity	$ 482,075	$ 498,084

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Balance Sheets

SINGER N.V.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (Unaudited)
(in thousands of US dollars)

	Three Months ended March 31, 2002	Three Months ended March 31, 2001
Revenues	$ 105,179	$ 108,572
Cost of revenues	65,561	66,150
Gross profit	39,618	42,422
Selling and administrative expenses	32,761	33,722
Operating income	6,857	8,700
Other income (expense):		
Interest expense	(5,248)	(7,344)
Equity in earnings from operating affiliates	595	678
Other, net	(225)	449
Total other income (expense)	(4,878)	(6,217)
Income before provision for income taxes and minority interest	1,979	2,483
Provision for income taxes	1,056	1,612
Minority interest share in income	(341)	(230)
Net income	582	641
Dividends on preferred shares	275	275
Net income applicable to common shares	$ 307	$ 366
Supplementary information:		
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 8,597	$ 12,584

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2002 and 2001 (Unaudited)
(in thousands of US dollars)

	Three Months ended March 31, 2002	Three Months ended March 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 582	$ 641
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation and amortization	1,711	2,987
Equity in earnings from operating affiliates, net of dividends received	(595)	(678)
Minority interest share in gains	341	230
Foreign exchange gain	(150)	(127)
Change in current assets and liabilities-		
Decrease (increase) in accounts receivable	(370)	2,431
Decrease in inventory	6,773	1,231
Decrease (increase) in other current assets	(1,452)	671
Decrease in accounts payable and accrued expenses	(1,099)	(4,800)
Other	(323)	1,030
Total adjustments	4,836	2,975
Net cash provided by operating activities	5,418	3,616
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(1,004)	(895)
Net cash used in investing activities	(1,004)	(895)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net decrease in notes and loans payable	(4,807)	(2,563)
Net cash used in financing activities	(4,807)	(2,563)
Effect of exchange rate changes on cash	108	(1,063)
Net decrease in cash and cash equivalents	(285)	(905)
CASH AND CASH EQUIVALENTS, beginning of the period	14,920	12,455
CASH AND CASH EQUIVALENTS, end of the period	$ 14,635	$ 11,550

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these Statements

SINGER N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(in thousands of US dollars)

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the "Singer" brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution and direct selling of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and fresh start reporting adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's 2001 Disclosure Statement and Report dated May 2002.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has significant borrowings that require, among other things, compliance with certain financial ratios on a quarterly basis and required reductions of certain significant outstanding debt balances in 2002 and 2003. Singer's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements, and to obtain additional or replacement financing or successfully renegotiate with

creditors under the credit facilities. As of March 31, 2002, the Company was in compliance with the respective covenants and restrictions of these financing agreements. As of March 31, 2001, the Company was not in compliance with certain of the covenants under selected financing arrangements; accordingly, the amounts due under these financing arrangements were classified as short-term, in the accompanying financial statements for the period ended March 31, 2001.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating Companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer were to receive substantially all of the equity shares of the Company. While the Company's common shares are not listed on any U.S. or overseas securities exchange, they are currently quoted on the "Pink Sheets" quotation service.

As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors Committee of Old Singer.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $514,452 as of September 30, 2000.

The Company allocated $85,000 of the reorganization value to the "Singer" brand name based on an independent appraisal. The portion of the reorganization value which could not be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets". Effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards (SFAS) No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer is no longer amortizing the value of the trademark and most other intangible assets, reducing amortization expense by approximately $1,300 per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at March 31, 2002.

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the reputation of the "Singer" brand and the strength of the distribution networks and the Company's reputation for quality and service in selected markets important to its operations. The Company also believes it has the potential to meaningfully improve operating and financial performance and to achieve its minimum-operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including implementing management changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-reduction efforts. In particular, the operating units have implemented a comprehensive program of selling and administrative expense reductions while simultaneously pursuing a number of important new strategic revenue and earning initiatives.

The anticipated performance improvement reflects a projected modest economic recovery in certain markets important to the Company, such as in Thailand and in certain other countries in Asia and Latin America, and the avoidance of a worldwide economic downturn.

The economic crisis in Turkey has continued to have a negative impact on the results for the Turkey operation and for the Company as a whole. The Turkey operation is implementing programs to rationalize its business to mitigate the short- and medium-term impact of the crisis. The Company believes that Turkey's long-term economic outlook is somewhat more favorable and that this factor, together with the rationalization programs now being implemented, will limit the Company's long-term exposure to this situation. Turkey's revenue and net income both improved in the first quarter of 2002 as compared to the prior year's first quarter results.

The Company's liquidity position is tight. Among other required principal payments due in 2002, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $5,000 to $45,000 by June 30, 2002 and to $40,000 by December 31, 2002. Improvement in liquidity in 2002 and beyond is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, and renegotiation and/or refinancing of certain financing arrangements, some of which are not within the Company's control.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Changes in Certifying Accountant

Effective May 22, 2002, the Company terminated the engagement of Arthur Andersen LLP as its independent accountants. The Company's Audit Committee and Board of Directors participated in and approved the decision to change independent accountants.

The reports of Arthur Andersen LLP on the financial statements for the past two fiscal periods contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to, audit scope or accounting principle, but was modified for the uncertainty as to the Company's ability to continue as a going concern.

In connection with its audits for the two most recent fiscal periods and through May 22, 2002, there have been no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Arthur Andersen LLP would have caused them to make reference thereto in their report on the financial statements for such years.

During the two most recent fiscal periods and through May 22, 2002, there have been no reportable events (as defined in Regulation S-K Item 304(a) (1) (v)).

The Company engaged KPMG LLP as its new independent accountants as of May 22, 2002. During the two most recent fiscal periods and through May 22, 2002 the Company has not consulted with KPMG LLP with respect to the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on Singer's financial statements, or any other matters or reportable events listed in Items 304(a) (2) (i) and (ii) of Regulation S-K.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting and changes the criteria for recognition of intangible assets acquired in a business combination. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The Company does not expect that the adoption of SFAS No. 141 will have a material effect on its financial position or results of operations.

SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. The provisions of SFAS No. 142 will be effective for the fiscal year ending December 31, 2002. However, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization provisions of SFAS No. 142. The adoption of SFAS No. 142 is expected to reduce amortization expense by approximately $5,200 per year, subject however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at March 31, 2002.

In July 2001, the FASB also issued SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost as well as any legal obligations associated with the retirement of tangible long-lived assets. The Company adopted SFAS No. 143 effective January 1, 2002. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 effective January 1, 2002. The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position or results of operations.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	March 31, 2002	March 31, 2001
Trade receivables	$ 58,937	$ 95,758
Installment receivables	87,231	71,532
Other	27,912	26,240
	174,080	193,530
Less:		
Allowance for doubtful accounts	(24,478)	(45,188)
Unearned carrying charges	(21,988)	(21,657)
Installment receivables due in excess of one year	(7,019)	(9,060)
	$ 120,595	$ 117,625

4. INVENTORIES

Inventories are summarized as follows:

	March 31, 2002	March 31, 2001
Finished goods	$ 69,537	$ 76,477
Work in progress	1,524	2,295
Raw materials and supplies	7,719	10,505
	$ 78,780	$ 89,277

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are summarized as follows:

	March 31, 2002	March 31, 2001
Accounts payable	$ 64,141	$ 67,593
Accrued liabilities	37,317	75,975
	$ 101,458	$ 143,568

6. COMPREHENSIVE INCOME

	Three Months ended March 31, 2002	Three Months ended March 31, 2001
Net income	$ 582	$ 641
Other comprehensive income:		
Foreign currency translation adjustment	61	(1,879)
Comprehensive income (loss)	$ 643	$ (1,238)

7. SEGMENT RELATED INFORMATION

The Company is a holding company whose Operating Companies are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed as two business lines. Within the Retail segment, management is on a geographic basis; within the Sewing segment, management is divided between marketing and manufacturing.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the period presented. No single customer accounted for 10% or more of total revenues.

Segment Data	Three Months ended March 31, 2002	Three Months ended March 31, 2001
Revenues:		
Retail-		
Americas	$ 33,090	$ 33,370
Asia, Europe, Africa & Middle East	60,132	60,984
Intersegment	276	690
	93,498	95,044
Sewing marketing-		
Americas	20,467	21,695
Asia, Europe, Africa & Middle East	14,201	14,907
Intersegment	1,475	3,462
	36,143	40,064
Sewing manufacturing-		
Asia, Europe, Africa & Middle East	-	128
Intersegment	8,811	12,920
	9,746	13,339
Gross segment revenues	139,387	148,447
Less- Operating Affiliate, Thailand	(23,646)	(22,803)
Intersegment	(10,562)	(17,072)
Total revenues	$ 105,179	$ 108,572
Operating income:		
Retail-		
Americas	$ 1,122	$ 2,240
Asia, Europe, Africa & Middle East	5,407	5,953
	6,529	8,193
Sewing marketing-		
Americas	1,614	1,761
Asia, Europe, Africa & Middle East	1,768	1,875
	3,382	3,636
Sewing manufacturing-		
Americas	1,010	2,093
Asia, Europe, Africa & Middle East	(92)	90
	918	2,183
Corporate and eliminations	(1,939)	(3,033)
	8,890	10,979
Less- Operating Affiliate, Thailand	(2,033)	(2,279)
Total operating income	$ 6,857	$ 8,700

	March 31, 2002	March 31, 2001
Total assets:		
Retail-		
Americas	$ 80,600	$ 66,370
Asia, Europe, Africa & Middle East	189,190	201,089
	269,790	267,459
Sewing marketing-		
Americas	38,874	44,778
Asia, Europe, Africa & Middle East	43,037	47,566
	81,911	92,344
Sewing manufacturing-		
Americas	33,203	30,004
Asia, Europe, Africa & Middle East	11,577	13,967
	44,780	43,971
Corporate and eliminations	170,031	180,201
	566,512	583,975
Less- Operating Affiliate, Thailand	(84,437)	(85,891)
Total assets	$ 482,075	$ 498,084

Certain financial information by geographical area is as follows:

Geographic Data	Three Months ended March 31, 2002	Three Months ended March 31, 2001
Revenues:		
Americas	$ 54,492	$ 55,356
Asia, Europe, Africa & Middle East	74,333	76,019
	128,825	131,375
Less- Operating Affiliate, Thailand	(23,646)	(22,803)
Total revenues	$ 105,179	$ 108,572

	March 31, 2002	March 31, 2001
Total assets:		
Americas	$ 152,677	$ 141,152
Asia, Europe, Africa & Middle East	243,804	262,622
Total countries	396,481	403,774
Corporate and eliminations	170,031	180,201
	566,512	583,975
Less- Operating Affiliate, Thailand	(84,437)	(85,891)
Total assets	$ 482,075	$ 498,084

PART II

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2001 and the unaudited consolidated financial statements of the Company for the three months ended March 31, 2002 and 2001. This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein. Financial statements of Old Singer for prior periods are not comparable to post effective date results of the Company and have not, therefore, been presented or discussed herein.

Results Of Operations

Three Months Ended March 31, 2002 and March 31, 2001

For the first quarter of 2002, ended March 31, 2002, the Company reported consolidated revenues of $105.2 million as compared to $108.6 million for the first quarter of 2001, a decline of $3.4 million or 3.1%. The decrease was primarily due to the continuing economic slowdown in several important markets and the weakening of their currencies against the U.S. dollar. Revenues of Singer's 48 percent-owned Thailand affiliate amounted to $23.6 million for the 2002 quarter, a 3.5% increase over the $22.8 million recorded in the first quarter of 2001; these sales are not included in consolidated revenues. The Company's revenues for the first quarter of 2002 included $8.4 million of finance charges on consumer credit sales and $1.6 million of royalty and licensing income; the corresponding amounts for the first quarter of 2001 were $7.9 million and $1.4 million, respectively.

Gross profit for the three months ended March 31, 2002 was $39.6 million, representing a gross margin of 38%, as compared to $42.4 million and a gross margin of 39% for the same period in 2001. The decline in gross margin was due primarily to lower margins in the Mexico Retail operations as a result of changes in the sales mix and a slight decrease in Sewing segment margins.

Selling and administrative expenses for the three months ended March 31, 2002 were $32.8 million, representing 31.2% of revenues, as compared to $33.7 million and 31.0% of revenues for the same period in 2001. Included in selling and administrative expenses is amortization expense for intangible assets, which was nil in the 2002 quarter as compared to $1.3 million in the 2001 quarter. The reduction of amortization expense for intangible asset is due to the adoption of SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets", effective January 1, 2002, pursuant to which Singer is no longer amortizing the value of the trademark and most other intangible assets, reducing amortization expense by approximately $5.2 million per year, subject, however, to any periodic adjustment which may be appropriate to assure that the carrying value of the Company's intangible assets do not exceed their fair value. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 142 at March 31, 2002.

Operating income for the 2002 and 2001 quarters were $6.9 million and $8.7 million, respectively, while EBITDA (earnings before interest, taxes, depreciation and amortization) were $8.6 and $12.6 million, respectively.

The Retail operations (including Thailand) accounted for 72% of Singer's revenues in the 2002 first quarter, and for 60% of Singer's operating earnings before corporate expenses and eliminations.

Particularly strong contributors to the results of this segment during the period include the Retail businesses in Mexico, Thailand, Sri Lanka, and Bangladesh. The comparable figures for the first quarter of 2001 were 72% of Singer's revenue and 58% of operating earnings. The Company's consolidated results and the results for the Retail segment in the first quarter of 2002 were negatively impacted by poor performance in Greece, reflecting the continuing economic slowdown in that country and the operation's cash flow constraints.

The Sewing business accounted for 28% of Singer's revenues in the 2002 first quarter and for 40% of operating earnings before corporate expenses and eliminations. The Sewing marketing operation in the United States was an especially strong contributor to this segment. The comparable figures for the first quarter of 2001 were 28% of Singer's revenue and 42% of operating earnings. While the Company's consolidated results and the results for the Sewing segment continued to be negatively impacted during the first quarter of 2002 by the economic crisis in Turkey, both revenue and net income in Turkey improved as compared to the prior year.

Results of operations were adversely impacted for the three months ended March 31, 2002 by the strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline. Partially offsetting the negative impact of a strengthening US dollar is the improvement in earnings at Singer's Brazil factory, where the majority of costs are local currency based, while the majority of sales are dollar based.

Interest expense for the three-month period ending March 31, 2002 was $5.3 million. Interest expense incurred by the Operating Companies during the period totaled $4.3 million, while Corporate interest expense in the period was $1.0 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.4 million. Interest expense for the three-month period ending March 31, 2001 was $7.3 million. Interest expense incurred by the Operating Companies during the 2001 period totaled $5.6 million, while Corporate interest expense in the period was $1.7 million; interest expense for the period at the Company's non-consolidated Operating Affiliate in Thailand was $0.7 million. The $2.0 million decrease in total interest expense was due to lower interest rates and decreased borrowings.

Equity in earnings from Operating Affiliates, primarily the Company's operating affiliate in Thailand, totaled $0.6 million during the three-month period ended March 31, 2002 as compared to $0.7 million for the same period in 2001.

Miscellaneous other income was a loss of $0.2 million in the three-month period ended March 31, 2002 as compared to income of $0.4 million in 2001. The decrease in other income is primarily due to a $0.1million decrease in foreign exchange gains and a $0.4 million decrease in income from fees for services charged to liquidating entities.

Provision for income taxes amounted to $1.1 million representing a 53% effective tax provision in the three-month period ended March 31, 2002, as compared to $1.6 million and 65% for the same period in 2001. The high effective tax provision largely reflects the impact of tax losses in jurisdictions which may have minimum taxes and losses for which no tax benefit has been recorded.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month periods ending March 31, 2002 and 2001. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An

additional amount of $0.1 million for the three-month periods ending March 31, 2002 and 2001 has been accrued representing the accretion in the value of the Preferred Shares.

The net income applicable to Common Shares was $0.3 million for 2002 as compared to $0.4 million for 2001.

Liquidity And Capital Resources

Three Months Ended March 31, 2002 and March 31, 2001

For the three months ended March 31, 2002, Singer had a net cash inflow from operations of $5.4 million primarily due to a $6.8 million decrease in inventory and to depreciation and amortization of $1.7 million, which was partially offset by an increase in other current assets of $1.5 million and a decrease in accounts payable and accrued liabilities of $1.1 million. Capital expenditures for the three months were $1.0 million. The decrease in notes and loans payable amounted to $4.8 million. The net effect was a decrease in cash and cash equivalents by $0.3 million to $14.6 million at March 31, 2002.

For the three months ended March 31, 2001, Singer had a net cash inflow from operations of $3.6 million primarily due to the $2.4 million decrease in account receivable, $1.2 million decrease in inventory and to depreciation and amortization of $3.0 million, which were partially offset by a decrease in accounts payable and accrued liabilities of $4.8 million. Capital expenditures for the three months were $0.9 million. The decrease in notes and loans payable amounted to $2.6 million. The net effect was a decrease in cash and cash equivalents by $0.9 million to $11.6 million at March 31, 2001.

As of March 31, 2002, Singer had net working capital of $27.8 million compared to a net working capital deficit of $55.1 million as of March 31, 2001. The $82.9 million improvement in the working capital position reflects a $10.5 million reduction in inventory, a $42.1 million reduction in accounts payable and accrued liabilities, and reclassification as short term as of March 31, 2001 of $40.0 million in long-term amounts due under financing arrangements where the Company was in breach of certain financial covenants. The reduction in accounts payable and accrued liabilities was partially due to the reclassification of approximately $26.0 million of accrued liabilities to non-current liabilities as management has concluded that these accrued liabilities will not be settled within the following twelve months.

The financing agreement entered into between the Company, and the Bank of Nova Scotia contains certain covenants and places certain restrictions upon the Company. Under the more restrictive of these requirements, the borrower must observe certain specified financial covenants including minimum quarterly EBITDA. The Company has negotiated certain modifications to the financial covenants with the Bank of Nova Scotia for the quarter ending December 31, 2001 and for all subsequent quarters; the Bank has also agreed to waive all prior covenant defaults. As consideration for these modifications and waivers, payments to the Bank of Nova Scotia have been restructured to require a debt repayment of $5.0 million by June 30, 2002 and an additional debt repayment of $5.0 million by December 31, 2002.

As of March 31, 2002, the Company was in compliance with all of its respective covenants and restrictions.

As of March 31, 2002, Singer's liquidity position was tight. The Company's available short-term lines of credit and corresponding amounts utilized at March 31, 2002, were $69.4 million and $57.2 million, respectively. The Company was either fully drawn or close to fully drawn under certain facilities,

including the Bank of Nova Scotia facility. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and to meet its obligations under several financing agreements, and obtain additional or replacement financing or successfully renegotiate with creditors under the credit facilities. Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control. The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance and to achieve its minimum-operating plan.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amount spent on research and development in the three-month periods ended March 31, 2002 and 2001 were not material. The Company's ability to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines is aided by its close, working relationships with third-party manufacturers who supply the Company with a share of the sewing products that is sells.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month periods ending March 31, 2002 and 2001.

Market Risks

Singer has significant foreign operations whose results are transacted in their local currency. The Company's consolidated profit and loss statement, and consolidated balance sheet, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

The Company's debt is largely subject to variable interest rates. Although the Company is exposed to interest rate market risk, management does not believe any likely change in interest rates will have a material impact on the Company's financial conditions or results of operations in the near future.

There have been no material changes in the market risks faced by Singer since December 31, 2001. For a further discussion of these market risks and other risk factors see the Singer NV 2001 Disclosure Statement and Report dated May 2002.